

By Electronic Mail

May 26, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Principal Exchange-Traded Funds
        Issuer CIK: 0001572661
        Issuer File Number: 333-201935 / 811-23029
        Form Type: 8-A12B
        Filing Date: May 26, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Principal International Adaptive Multi-Factor ETF (PXUS)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst